Exhibit 99.2

Exhibit I

Management’s Assertion Concerning Compliance

with USAP Minimum Servicing Standards

March 30, 2005

As of and for the year ended December 31, 2004, CIT Financial USA, Inc. (the “Company”), a wholly-owned subsidiary of CIT Group Inc., has complied in all material respects with the minimum servicing standards set forth in the Mortgage Bankers Association of America's Uniform Single Attestation Program for Mortgage Bankers (“USAP”), to the extent the procedures in such are applicable to the servicing obligations set forth in the Servicing Agreements. During the year ended December 31, 2004, certain instances of noncompliance with the standards occurred as noted below:

Payments

Standard: Payments made in accordance with the lease/loan documents shall be posted to the applicable records accurately and on a timely basis.

Certain reconciling items and items in suspense were not cleared within ninety (90) days of their original identification. Management has reviewed all significant reconciling/suspense items and management does not believe that these items have a material impact on the lease/loan records, and will re-emphasize policies and standards to ensure that payments receipts are posted to the applicable customer account on a timely basis.

Delinquency

Standard: Records documenting collection efforts shall be maintained during the period a loan is in default and shall be updated at least monthly. Such records shall describe the entity's activities in monitoring delinquent loans including, for example, phone calls, letters and mortgage payment rescheduling plans in cases where the delinquency is deemed temporary (e.g., illness or unemployment).

There were certain instances whereby account collection efforts were not performed or maintained at least monthly. Management believes that the systemic collection process and strategies it employs provides maximum coverage of delinquent accounts and has implemented additional monitoring procedures to review documentation regarding collection efforts.

Exhibit I

As of and for this same period, CIT Group Inc. had in effect a financial institution bond, computer crime policy and error and omissions policy in the following amounts:

Insurance Type	Coverage
Financial institution bond	$60 million
Computer crime policy	$60 million
Errors and omissions	$10 million

/s/ Jeffrey D. Simon
Jeffrey D. Simon President, Vendor Technology Finance Group CIT Financial USA, Inc. /s/ William L. Schumm
William L. Schumm Executive Vice President CIT Financial USA, Inc. /s/ Kenneth P. Reynolds
Kenneth P. Reynolds Senior Vice President CIT Financial USA, Inc.